UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41324

AKANDA CORP.

(Name of registrant)

100 King Street W, Suite 1600

Toronto, Ontario M5X 1G5, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F          ☐ Form 40-F

Akanda Corp. (the “Company”) held a Special Meeting of Shareholders (the “Meeting”), originally scheduled for October 30, 2025 and adjourned to November 28, 2025, on November 28, 2025. There were 728,238 common shares to be voted, of which 92,487 were voted in person or by proxy. The following matters were submitted to a vote of the Company’s shareholders at the Meeting, at which a quorum was present.

Proposal 1. A proposal to consider and, if deemed appropriate, pass a special resolution, the full text of which is set out below, approving one or more amendments to the articles of the Corporation for one or more future consolidations of the Corporation’s issued and outstanding common shares on the basis of consolidation ratios to be selected by the Board within a range between two pre-consolidation common shares for one post-consolidation common share and 100 pre-consolidation common shares for one post-consolidation common share, provided that, (A) the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 100 pre-consolidation common shares for one post-consolidation common share, and (B) such consolidations occur prior to the earlier of the 12-month anniversary of the Meeting and the next annual meeting of Shareholders; if, and at such time(s) following the date of the Meeting, as may be determined by the Board in its sole discretion, as more particularly described in the Information Circular.

The results of the voting were as follows:

For	Against
78,880	2,194

Proposal 2. A proposal to consider and, if thought advisable, pass a special resolution (the “FT Share Compensation Resolution”) to approve the issuance of 4,775,972 common shares of the Company, without par value (the “Common Shares”) for purposes of complying with the NASDAQ listing rules, of the issuance of 20% or more of the Company’s issued and outstanding Common Shares as of August 21, 2025, issuable on exchange of Class B Special Shares of the Company (the “Class B Special Shares”) to be issued upon approval of this resolution to the former First Towers & Fiber Corp. (“FT”) shareholders (the “FT Shareholders”), pursuant to that certain share exchange agreement between the Company, FT and the FT Shareholders, entered into as of March 5, 2025, as amended (the “FT Transaction”).

The results of the voting were as follows:

For	Against
87,954	4,533

As a result of the approval of Proposal 2, the Company intends to issue an aggregate of 4,775,972 Class B Special Shares in accordance with the terms of the FT Transaction, which convert in accordance with their terms into a like number of Common Shares.

Proposal 3. A proposal to consider and, if thought advisable, pass a special resolution (the “Assumed Indebtedness Share Resolution”) to approve the issuance of (a) an aggregate of 732,384 Common Shares underlying Class B Special Shares issuable pursuant to the terms of certain Debt Settlement Agreements the Company entered into as of August 19, 2025 upon and as a result of the closing of the FT Transaction (the “Debt Settlement Agreements”) and (b) up to 27,300,000 Common Shares upon the conversion of all of the principal and interest under certain 6-year convertible promissory notes in the aggregate principal amount of US$4,909,995.28, issued pursuant to the terms of the Debt Settlement Agreements and the FT Transaction, in both cases for purposes of complying with the NASDAQ listing rules, of the issuance of 20% or more of the Company’s issued and outstanding Common Shares as of August 21, 2025.

The results of the voting were as follows:

For	Against
87,956	4,531

As a result of the approval of Proposal 3, the Company intends to (a) issue an aggregate of 732,384 Class B Special Shares issuable pursuant to the terms of the Debt Settlement Agreements, which convert in accordance with their terms into a like number of Common Shares, and (b) issue up to 27,300,000 Common Shares, from time to time in accordance with its terms, which is the maximum number of shares issuable upon the conversion of US$4,909,995.28 of principal, plus interest, under the 6-year convertible promissory notes, issued pursuant to the terms of the Debt Settlement Agreements and the FT Transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: December 2, 2025	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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